[Newpark Resources, Inc. Letterhead]
January 17, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Newpark Resources, Inc. Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-39978)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Newpark Resources, Inc. (the “Registrant”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to consent to the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-39978) (the “Amendment”), filed with the Commission on January 28, 2009.
The Registrant is requesting the withdrawal of the Amendment because the Amendment was erroneously filed using the “S-3/A” EDGAR tag, rather than its appropriate submission type of “POS AM.” As such, the Registrant is hereby requesting the withdrawal of the miscoded Amendment. The Registrant will re-file the Amendment using the “POS AM” EDGAR tag promptly after receipt of the Commission’s consent to the withdrawal.
The Amendment was previously filed to remove from registration the shares of the Company’s common stock, $0.01 par value, that remained unsold under the above-described Registration Statement. In making this request for withdrawal, the Registrant confirms that no securities have been sold in reliance upon the Amendment.
Please forward copies of any consent to the withdrawal of the Amendment to the attention of Mark J. Airola, General Counsel, at 2700 Research Forest Drive, Suite 100, The Woodlands, Texas 77381.

U.S. Securities and Exchange Commission
January 17, 2011

If you have questions regarding the foregoing application for withdrawal, please contact either the undersigned or Bill McDonald at Andrews Kurth LLP, outside counsel to the Registrant, at (713) 220-4813.

Sincerely, NEWPARK RESOURCES, INC.
By:	/s/ Mark J. Airola
	Name:	Mark J. Airola
	Title:	Vice President, General Counsel and Chief Administrative Officer